Filed pursuant to Rule 433

Registration Statement No. 333-161955

November 3, 2009

EMCLAIRE FINANCIAL CORP. ANNOUNCES PUBLIC OFFERING AND

RECEIPT OF APPROVAL FOR LISTING ON THE NASDAQ CAPITAL MARKET

Emlenton, Pennsylvania, November 3, 2009 — Emclaire Financial Corp. (the “Company”), the parent company of The Farmers National Bank of Emlenton (the “Bank”), announced today that it has commenced an offering of approximately $20 million of its common stock in an underwritten public offering.  Sandler O’Neill + Partners, L.P. is acting as lead book-running manager and Boenning & Scattergood, Inc., is acting as co-manager for the offering. The Company intends to grant the underwriters a 30 day option to purchase up to an additional 15% of the offered amount of common stock to cover over-allotments, if any.

The Company intends to use the net proceeds from this offering for general corporate purposes, including contributions of capital to the Bank for anticipated balance sheet growth both organically and through opportunistic acquisitions.  The Company does not have any agreements or commitments with respect to any acquisitions.  Subject to regulatory approval, the Company also intends to use the net proceeds to redeem all of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”), which was issued to the U.S. Department of the Treasury (“U.S. Treasury”) as part of the TARP Capital Purchase Program.  In addition, the Company may repurchase the warrant issued to the U.S. Treasury in connection with that transaction.  The Company will need the approval of its primary regulators prior to repurchasing these securities, which approval the Company has not currently sought to obtain.  There can be no assurance that such approval will be granted, and if so granted, when the Series A Preferred Stock and the warrant will be repurchased.  In addition, the Company expects to repay approximately $5 million on an outstanding revolving line of credit with the net proceeds.

As part of the offering, three meetings will be held in the Company’s market area for prospective investors.  If prospective investors have any questions about the meetings or would like a copy of a preliminary prospectus relating to the Company’s public offering, please contact Robert Wagner at Boenning & Scattergood, Inc., 2025 Greentree Road, Suite 200, Pittsburgh, PA  15220,   (412) 254-2209 or (800) 889-6440. The meetings will be held at the following locations, dates and times:

•                  Thursday, November 5, 2009 at 6:30 p.m. at the Pittsburgh Duquesne Club located at  325 Sixth Avenue, Pittsburgh, Pennsylvania 15222.

•                  Friday, November 6, 2009 at 12:00 p.m. at the Clarion Hampton Inn, located at 4 Hospital Drive, Clarion, Pennsylvania, USA 16214.

•                  Monday, November 9, 2009 at 5:00 p.m. at the Bank’s Titusville Office located at 127 West Spring Street, Titusville, PA 16354.

Listing on the NASDAQ Capital Market

The Company also announced that it received authorization to have its common stock listed on the NASDAQ Capital Market under the symbol “EMCF.”  The Company’s common stock is scheduled to be listed on the NASDAQ Capital Market beginning on November 6, 2009.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  The offering will be made only by means of a prospectus which is a part of such registration statement.  When available, a copy of the preliminary prospectus may be obtained from Sandler O’Neill + Partners, L.P., 919 Third Avenue, 6th Floor, New York, NY 10022, (800) 635-6859 or Boenning & Scattergood, Inc., 2025 Greentree Road, Suite 200, Pittsburgh, PA  15220, (800)889-6440.

About Emclaire Financial Corp.

Emclaire Financial Corp. is the parent company of The Farmers National Bank of Emlenton, an independent, nationally chartered, FDIC-insured community commercial bank headquartered in Emlenton, Pennsylvania, operating 13 full service offices in Venango, Butler, Clarion, Clearfield, Crawford, Elk, Jefferson, and Mercer Counties, Pennsylvania. For more information, visit the Company’s website at “www.emclairefinancial.com”, or the Bank’s website at “www.farmersnb.com”.

Forward-Looking Comments

This news release may contain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  These forward looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of the Company’s beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based.  Forward looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” or words or phrases of similar meaning.  The Company cautions that the forward looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control.  Actual results, performances or achievements could differ materially from those contemplated, expressed or implied by the forward looking statements. Therefore, the Company cautions you not to place undue reliance on our forward looking information and statements.  Except as required by applicable law or regulation, the Company will not update the forward looking statements to reflect actual results or changes in factors affecting the forward looking statements.

Contact:

William C. Marsh

Chairman of the Board

President and Chief Executive Officer

Phone: 724/867-2311, extension 118